UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42100

ATLAS TRINITY TECH LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into a Securities Purchase Agreement

On September 28, 2026, Atlas Trinity Tech Limited, a British Virgin Islands business company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with 15 purchasers named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, and the Purchasers agreed to purchase, an aggregate of 11,750,072 ordinary shares of the Company, par value US$0.0001 per share (the “Shares”), at a purchase price of US$1.27 per Share, for aggregate gross proceeds of US$14,922,591.44 (the “Private Placement”). The closing of the Private Placement is subject to the satisfaction or waiver of the closing conditions set forth in the Securities Purchase Agreement. The Company intends to use the net proceeds from the Private Placement for general corporate purposes.

Pursuant to the Securities Purchase Agreement, the Purchasers have agreed to certain restrictions on the transfer, sale, pledge and hedging of the Shares for a period of 60 days following the closing of the Private Placement, subject to specified exceptions and the Company’s prior written consent. The Company has also agreed to use commercially reasonable efforts to file a registration statement on Form F-1 or Form F-3 with the U.S. Securities and Exchange Commission to register the resale of the Shares as promptly as reasonably practicable after closing, but no later than 60 days following closing, subject to the conditions, exceptions and deferral rights set forth in the Securities Purchase Agreement.

The Securities Purchase Agreement contains customary representations, warranties, covenants and closing conditions. If the closing has not occurred on or before the fifth trading day following the date of the Securities Purchase Agreement, the Company or any Purchaser may terminate the Securities Purchase Agreement with respect to such Purchaser’s obligations by written notice, without affecting the obligations between the Company and the other Purchasers.

The Shares are being offered and sold to non-U.S. persons in offshore transactions in reliance upon Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Shares have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-290696) of the Company, that was initially filed with the SEC on October 3, 2025, and declared effective by the SEC on December 18, 2025.

Exhibits

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement, dated as of September 28, 2026, by and among Atlas Trinity Tech Limited and the Purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlas Trinity Tech Limited

Date: September 28, 2026	By:	/s/ Haoyuan Liu
	Name:	Haoyuan Liu
	Title:	Chairman of the Board

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